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EXHIBIT 12

THE COCA-COLA COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In millions except ratios)

	Three Months Ended March 31,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000

EARNINGS:
Income from continuing operations before income taxes and changes in accounting principles	$ 1,448	$6,222	$5,495	$5,499	$5,670	$3,399
Fixed charges	77	232	220	236	327	489
Less:
Capitalized interest, net	—	(1)	(1)	(1)	(8)	(11)
Equity income, net of dividends	(35)	(476)	(294)	(256)	(54)	380

Adjusted earnings	$ 1,490	$5,977	$5,420	$5,478	$5,935	$4,257

FIXED CHARGES:
Gross interest incurred	$ 68	$197	$179	$200	$297	$458
Interest portion of rent expense	9	35	41	36	30	31

Total fixed charges	$ 77	$232	$220	$236	$327	$489

Ratios of earnings to fixed charges	19.4	25.8	24.6	23.2	18.1	8.7

        As of March 31, 2005, the Company is contingently liable for guarantees of indebtedness owed by third parties in the amount of $274 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios as the amounts are immaterial and, in the opinion of Management, it is not probable that the Company will be required to satisfy the guarantees.

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  EXHIBIT 12
THE COCA-COLA COMPANY AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (In millions except ratios)